Arcelor Mittal signs definitive agreement for strategic business combination of laser welding business with Noble International

Luxembourg/Rotterdam, March 16, 2007 – Arcelor Mittal and Noble International, Ltd. (NASDAQ: NOBL) (“Noble”), North America’s largest producer of laser-welded steel products, announced today that they have signed a definitive agreement for the combination of their laser-welded tailored blanks businesses. Arcelor Mittal and Noble had previously announced on 27 October 2006 that they had signed a binding Letter of Intent for the combination of their businesses.

Under the terms of the transaction announced today, Arcelor Mittal will receive from Noble, in exchange for its laser-welded blanks business in western and eastern Europe, China, India and United States (“TBA”), consideration of US$300 million, which will consist of approximately $131,250,000 in a combination of cash, a Noble note and assumption of certain TBA financial obligations and 9,375,000 shares of Noble common stock with an agreed value of $18 per share. Upon completion, Arcelor Mittal will become the largest stockholder of Noble, owning approximately 40% of the issued and outstanding common shares. Arcelor will also obtain four of nine seats on Noble’s board of directors.

Completion of the transaction is expected to occur in June 2007, and is subject to a number of conditions, including Noble shareholder approval, receipt by Noble of not less than $165 million in debt financing, anti-monopoly clearances in the United States, Canada and Europe and other customary conditions.

In addition, Arcelor and Noble will seek to include in the transaction as soon as practicable the tailored blank business operated by Powerlasers, a unit of Dofasco, Inc. that Arcelor acquired in early 2006, for additional consideration estimated at $50 million based on final determination of 2006 financial performance of Powerlasers. The stock of Dofasco is held in a Dutch trust, the trustees of which will control any decision to sell any Dofasco assets.

TBA is a leading European manufacturer of tailored blanks. Its business includes eight plants in Europe, one plant in the United States, a 25% joint venture in China and a 50% joint venture in India. TBA employs about 670 people.

Noble is North America’s largest laser welder with laser-welded flat blanks and laser-welded tubular products solutions for the automotive industry. The company operates 12 production facilities in the United States, Canada, Mexico and Australia, and employs more than 2,000 people. Noble’s estimated pro forma 2006 revenue is approximately $600 million, with EBITDA of $56 million.

Michel Wurth, Member of the Arcelor Mittal Group Management Board said: “The signing of the agreement for this transaction is great news for both businesses. The combination of our leading position in Europe with Noble’s leading position in the US will create a truly global business, for the benefit of our global automotive customers.”

About Arcelor Mittal

Arcelor Mittal is the world's number one steel company, with 320,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

Arcelor Mittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

Arcelor Mittal key pro forma financials for 2006 show combined revenues of USD 88.6 billions, with a crude steel production of 118 million tonnes, representing around 10 per cent of world steel output.

Arcelor Mittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid (MTS) and Valencia.

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